Carvana Co.
1930 W. Rio Salado Parkway
Tempe, AZ 85281

October 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
The Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: James Giugliano and Joel Parker

RE:	Carvana Co.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 24, 2022
File No. 001-38073

Dear Messrs. Giugliano and Parker:

Carvana Co. (the “Company”) is writing in response to the comment letter from the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) dated September 30, 2022, with respect to the above-captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed February 24, 2022 (the “Form 10-K”). The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Total Gross Profit per Unit, page 57

1.We note your response to comment 1. Please address the following disclosure items:
•Revise to explain why wholesale gross profit is included in your total gross profit per unit and why the overall metric is useful to investors, similar to the information provided in your response.
•You appear to use the terms retail and used interchangeably throughout your disclosures. Revise to consistently use one of the terms or advise.
•Revise your tabular disclosure on page 60 to clearly define the difference between the two wholesale vehicle gross profit metrics presented.

Response: In response to the Staff’s comment, the Company advises the Staff that in future filings, the Company will:
(1) revise its disclosure of key operating metrics to explain why wholesale gross profit is included in the total gross profit per unit metric and why this metric is useful to investors;
(2) revise its use of the terms “retail” and “used” to use one of these terms consistently; and
(3) revise the tabular disclosure on page 60 to clearly define the difference between the two wholesale vehicle gross profit metrics presented, one of which displays wholesale gross profit per retail unit, and the other of which displays wholesale gross profit per wholesale unit.

Should you have any additional questions regarding the above, please do not hesitate to contact Mark Jenkins at mark.jenkins@carvana.com or Paul Breaux at paul.breaux@carvana.com or 512-217-3905.

Sincerely,

/s/ Mark Jenkins
Mark Jenkins
Chief Financial Officer